

Mail Stop 7010

February 13, 2009

By U.S. Mail and Facsimile

Mr. Evan L. Hart
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road N.E.
Atlanta, GA 30328

> **Re: Mueller Water Products, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 001-32892**

Dear Mr. Hart:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 6. Selected Financial Data, page 28

1. In future filings, please revise your table to include dividends declared per share as required by Item 301 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis...page 23
Business Developments and Trends, page 23

2. In future filings, please expand your discussion to address the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing the events, potential future actions by management and other detailed information. Also, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

3. We note that at September 30, 2008, approximately 61% of your pension plan assets were represented by equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.

Liquidity and Capital Resources, page 28

4. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief